DAVIS LLP | LEGAL ADVISORS SINCE 1892

[redacted]

08000145

FROM THE OFFICE OF Donna L. Ornstein
DIRECT LINE 604.643.6478
DIRECT FAX 604.605.3768
E-MAIL dornstein@davis.ca

FILE NUMBER 67952-00001

January 2, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

RECEIVED
2008 JAN 14 A 8:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP
Per:

for [signature]
Donna L. Ornstein
DLO/ct
Encs.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

dlw 1/14

Date: January 2, 2008 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	December 3, 2007 December 7, 2007 December 7, 2007 December 13, 2007 January 2, 2008
(g)	Form 51-102F3, Material Change Report	December 7, 2007
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A

(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	December 14, 2007
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	December 3, 2007 December 6, 2007 December 7, 2007 December 13, 2007 December 21, 2007
(f)	Form 51-102F3, Material Change Report	December 7, 2007
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A

(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	December 5, 2007
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

RECEIVED

TSX Venture Exchange Symbol : PGR

PR07-17 December 3, 2007

Not for distribution to U.S. news wire services or dissemination in the United States

Paragon Minerals Corporation Announces $3.75 Million Non-Brokered Private Placement

Paragon Minerals Corporation (PGR:TSX-V) (the "Company") announces a non-brokered private placement of 1,391,214 non-flow-through units ("NFT Unit") at a purchase price of $0.70 per NFT Unit and 2,785,000 flow-through shares ("FT Share") at a purchase price of $1.00 per FT Share for gross proceeds of $3,758,850.

Each NFT Unit will consist of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.05 per common share on or before 24 months from the date of closing.

The net proceeds from the financing will be used for exploration expenses on the Company's properties, primarily on the 100%-owned South Tally Pond VMS Project; and as general working capital. The gross proceeds from the FT Shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounced to the subscribers with an effective date of December 31, 2007.

This private placement is subject to acceptance for filing by the TSX Venture Exchange and all securities are subject to a hold period of four months from the closing date of the private placement. A finder's fee may be paid in shares or cash, at the Company's discretion.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Note: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Forward-looking statements: *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding financings and future exploration programs.*

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.877.533.6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR07-18** **December 6, 2007**

Not for distribution to U.S. news wire services or dissemination in the United States

Paragon Minerals Closes $3.75 Million Non-Brokered Private Placement

Paragon Minerals Corporation (PGR:TSX-V) (the "Company") is pleased to announce the closing of a non-brokered private placement of 1,391,214 non-flow-through units ("NFT Unit") at a purchase price of $0.70 per NFT Unit and 2,785,000 flow-through shares ("FT Share") at a purchase price of $1.00 per FT Share for gross proceeds of $3,758,850.

Each NFT Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.05 per common share on or before December 6, 2009.

The net proceeds from the financing will be used for exploration expenses, primarily on the 100%-owned South Tally Pond VMS Project; and as general working capital. The gross proceeds from the FT Shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounced to the subscribers with an effective date of December 31, 2007.

The Company issued a total of 196,759 common shares at a deemed price of $0.73 per share in finder's fees in relation to part of the private placement. All of the securities issued in the private placement have a hold period until April 7, 2008.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Note: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Forward-looking statements: *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding financings, use of proceeds and future exploration programs.*

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.877.533.6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-18 December 7, 2007**

Paragon Minerals Resumes Drilling at South Tally Pond Project

- 10,000 metres of drilling planned for project in 2008 -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to report that it has resumed drilling at the South Tally Pond Project located in central Newfoundland, 20 kilometres southwest of Teck-Cominco Limited's Duck Pond copper-zinc mine. In November, Paragon completed a 2,372-metre five-hole drill program at the Lemarchant Prospect that intersected significant base metal massive sulphide mineralization over a strike length of 300 metres (see News Release dated November 6, 2007). The mineralization is interpreted to be open along strike and to depth.

Paragon is planning a Phase 1 drill program of up to 10,000 metres at the South Tally Pond Property. The first two holes of the program, to be completed before the end of the year, are aimed at further evaluating and extending the mineralization intersected in LM07-17.

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host the Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 million tonnes of ore at an average grade of 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.37 g/t gold. Paragon has a significant land position covering 32,450 hectares contiguous with and immediately southwest of the Duck Pond Mine. The South Tally Pond project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange and is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador. Further information is available on the company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael J. Vande Guchte*"

President & CEO

Qualified Person - *Work on the Paragon's base metal projects is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing,*

inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR07-19 December 13, 2007**

Paragon Reports on Drill Results from Lake Douglas VMS Project

- Drilling intersects 6.45 metres of 6.30% Zinc, 4.19% Lead, 0.39% Copper and 82.86 g/t Silver -

Paragon Minerals Corporation (TSX.V-PGR) is pleased to provide final results from the recently completed drill program on the 100%-owned Lake Douglas VMS property, located 10 kilometres south of Paragon's South Tally Pond Project in central Newfoundland. Seven drillholes, totaling 2,062 metres tested a portion of the favourable stratigraphy that hosts the Lake Douglas base-metal massive sulphide occurrence over a strike length of 300 metres.

All seven drill holes intersected a thick sequence of moderately to strongly altered felsic volcanic rocks and sedimentary rocks. Base metal mineralization within this felsic volcanic-sedimentary rock sequence consists of multiple zones of disseminated to stringer sulphide mineralization with local, semi-massive to massive sulphide intervals.

Drillhole LD07-04 intersected the most significant base and precious metal mineralization with **6.45 metres of semi-massive to massive sulphides grading 6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver.** The zinc-lead-copper-silver sulphide mineralization is hosted within the sedimentary-volcanic sequence and is similar to the massive sulphides exposed at surface in the Lake Douglas trench. The other drillholes, completed along strike (in both directions) and down dip (LD07-05) of drillhole LD07-04 intersected zones of elevated to anomalous zinc-lead-copper-silver-gold mineralization over widths of up to 23 metres. Significant assay results include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LD07-04	43.00	53.00	10.00	4.37	2.88	0.26	56.84	0.01
	including							
	44.30	46.40	2.10	8.29	5.67	0.29	90.56	trace
	44.30	50.75	6.45	6.30	4.19	0.39	82.86	0.01
	47.70	50.75	3.05	7.41	4.77	0.41	109.42	0.19

(Notes: Reported core length intervals are interpreted to be approximately 80% true thickness)

"This first ever drill program on the property has confirmed the presence of a thick and extensive zone of favourable volcanic-sedimentary stratigraphy that has strong similarities to other large tonnage volcanogenic massive sulphide (VMS) environments" said Mike Vande Guchte, President and CEO of Paragon. "This volcanic-sedimentary belt extends for over 15 kilometres on the property and further exploration work along its trend is well warranted".

The Lake Douglas Project is located 25 kilometres south-southwest of Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold) and 10 kilometres south of Paragon's South Tally Pond Project. The volcano-sedimentary stratigraphy at Lake Douglas is very similar to other sediment-rich VMS base metal camps such as the world-class Bathurst Mining Camp in northern New Brunswick. Field and geochemical data collected to date show strong evidence for VMS-related hydrothermal alteration system and the potential to host significant base metal mineralization. The project is under option from A.S.K. Prospecting & Guiding, whereby Paragon can earn a 100% interest in the property.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

Results and maps will be available on the Company website at http://www.paragonminerals.com

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Qualified Person - *Work on the Lake Douglas Project is supervised by Qualified Person David Copeland, M.Sc., P.Geo. Samples were analysed for gold (Au) (1 assay ton), silver (Ag), copper (Cu), Lead (Pb) and zinc (Zn) at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes LD07-1 through 7 and will be reported in a subsequent news release. All control samples conformed to the accepted contained grades of base and precious metals. The reported core length intervals are interpreted to be approximately 80% true width of the intervals.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.*

Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No.: 82-35102

NEWS RELEASE

RECEIVED

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR — PR07-20 December 20, 2007

Paragon Reports on Gold Projects in Gander Area, Newfoundland

Paragon Minerals Corporation (PGR.TSX-V) is pleased to provide drilling results from three of its gold projects located in the Gander area of Newfoundland. The three projects include JBP Linear (4 holes, 689.5 metres), Mt. Peyton (2 holes, 237.0 metres), and New World (2 holes, 291.5 metres). The projects form part of a larger land position held by Paragon, an area that it believes has district-scale gold potential.

JBP Linear Project

Paragon completed three drill holes (424.0 metres) that targeted a geophysical IP trend with coincident anomalous gold-bearing soil and quartz vein float samples in the Pocket Pond East area. All three drill holes intersected a zone of gold-bearing quartz vein mineralization located 215 metres north and along strike of the previous drilling (3 holes) at the Pocket Pond East prospect. The most significant intersection was in drillhole HP07-39 where multiple, near surface quartz veins containing visible gold were intersected over a 12.6 metre interval. The northern extension to the Pocket Pond East prospect remains open along strike and to depth with multiple, untested targets along the geophysical IP trend. A fourth drillhole (HP07-41, 265.5 metres) located 500 metres to the west, in the Pocket Pond West area, intersect minor quartz vein zones. Significant gold assay results include:

Drillhole	Section	From (m)	To (m)	Interval (m)*	Gold (g/t)**
HP07-38	11100N	56.35	59.70	3.35	1.03
including		59.10	59.70	0.60	3.58
HP07-39	11216N	22.80	35.40	12.60	1.89
including		22.80	26.00	3.20	3.84
		22.80	23.45	0.65	5.62
		25.50	26.00	0.50	14.36
		34.40	34.90	0.50	5.14
HP07-40	11300N	74.90	76.40	1.50	5.30
including		74.90	75.40	0.50	6.10
		75.90	76.40	0.50	7.99

*True thickness interpreted to be 100% of core length; **Assays by metallic-screen fire assay method.

Paragon suspended the JBP Linear drill program in early October as a result of property option discussions with Sprott Resource Corp., and who have since optioned the property from Paragon (see News Release dated November 15, 2007). Paragon and Sprott are planning a follow-up drill program to commence in January 2008.

Mt. Peyton Linear Project

Paragon completed a two drillhole program (237.0 metres) aimed at following up on historical drill results reported by Noranda in 1990. Previous work by Noranda outlined two continuous zones of gold mineralization, the Hurricane and Peyton gold trends over strike lengths of up to 650 metres. Historical drill results (3 holes) along the Hurricane Trend intersected up to 7.9 g/t gold over 1.0 metre in drillhole MP90-12 and up to 7.5 g/t gold over 1.0 metre in drillhole MP90-14.

Drillhole MP07-15 tested the down-dip potential below historical drillhole MP90-14 and intersected a broad, 70 metre wide interval with local, silica-sericite altered and mineralized zones ranging from 0.6 to 6.9 metres in width. A second drillhole, MP07-16 tested the western projection of the Hurricane Zone and intersected three strongly

silica-sericite altered and mineralized zones ranging from 1.9 to 6.9 metres in width. Significant gold assay results include:

Drillhole	Section	From (m)	To (m)	Interval (m)*	Gold (g/t)**
MP07-15	2360E	33.20	33.80	0.60	2.05
		65.45	66.15	0.70	8.83
		70.00	70.60	0.60	2.93
MP07-16	2900E	31.01	31.92	0.91	2.24
		45.12	45.82	0.70	2.07

*True thickness interpreted to be 100% of core length; **Assays by metallic-screen fire assay method

New World Project

Paragon completed two drill holes (291.5 metres) from the same site on the New World project. Drilling targeted a moderate to strong soil geochemical anomaly located along the 15 kilometre long New World Gold Trend. The New World Trend is a sedimentary-hosted gold target along which numerous gold occurrences have been located. Gold assay results from this initial drill program include 0.71 g/t gold over 4.0 metres (NW07-01) and 1.35 g/t gold over 1.1 metres (NW07-02).

"In its first year, Paragon and its partners have completed 16,800 metres of diamond drilling (50% partner-funded) on seven projects; advanced a number of other gold and base metal projects; and we made a significant precious metal-rich base metal discovery on our 100%-owned South Tally Pond project" said Michael Vande Guchte, President and CEO of Paragon "We're looking forward to an exciting year in 2008 with continued partner and company-funded exploration".

The Company is currently finalizing its exploration plans for 2008 which will have a significant drilling component, particularly on the South Tally Pond project.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

Qualified Person - *Work on JBP Linear, Mt. Peyton, and New World gold projects is supervised by Qualified Person Steve House, B.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analysed for gold (1 assay ton) and metallic screen at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared gold standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for drill holes HP07-40, HP07-41, NW07-01 and NW07-02. All control samples conformed to the accepted contained gold grades.*

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration program, results and activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially*

from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver, BC CANADA V6C 2V6

Exemption No.: 82-35102

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 3, 2007

ITEM 3 - NEWS RELEASE

The press release was issued December 3, 2007 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon announces $3.75 million non-brokered private placement

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon's announces a non-brokered private placement of 1,391,214 non-flow-through units ("NFT Unit") with a purchase price of $0.70 per NFT Unit and 2,785,000 flow-through shares ("FT Share") with a purchase price of $1.00 per FT Share for gross proceeds of $3,758,850.

Each NFT Unit will consist of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.05 per common share on or before 24 months from the date of closing.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

December 7, 2007

Exemption No.: 82-35102

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 6, 2007

ITEM 3 - NEWS RELEASE

The press release was issued December 6, 2007 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon closes $3.75 million non-brokered private placement

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon announces the closing of a non-brokered private placement of 1,391,214 non-flow-through units ("NFT Unit") at a purchase price of $0.70 per NFT Unit and 2,785,000 flow-through shares ("FT Share") at a purchase price of $1.00 per FT Share for gross proceeds of $3,758,850.

Each NFT Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.05 per common share on or before December 6, 2009.

The Company issued a total of 196,759 common shares at a deemed price of $0.73 per share in finder's fees in relation to part of the private placement. All of the securities issued in the private placement have a hold period until April 7, 2008.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

December 7, 2007

RECEIVED

2008 JUL 14 A 8:07

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6
(604) 629-2353

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech
Financial Services
- ☐ investment companies and funds
- ☐ mortgage investment companies

☐ Forestry
☐ Hi-tech
☐ Industrial

Mining
- ☒ exploration/development
- ☐ production

☐ Oil and gas
☐ Real estate
☐ Utilities
☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 6, 2007

Item 6: For each security distributed:

(a) Describe the type of security,

Flow-through common shares and Non-flow-through units. Each Non-flow-through unit consists of one common share and one-half of one non-transferable common share purchase warrant.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

2,785,000 Flow-through common shares;
1,391,214 Non-Flow-through common shares; and
695,607 share purchase warrants ($1.05 expiring Dec. 6, 2009).

(c) state the exemption(s) relied on.

Sections 2.3, and 2.5(1) of NI 45-106 and BCI 72-503

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction(Canadian $)
British Columbia	4	$1.00 and $0.70	$108,000
Cayman Islands	1	$0.70	$252,000
Manitoba	1	$1.00	$20,000
Newfoundland	2	$1.00 and $0.70	$40,000
Ontario	8	$1.00 and $0.70	$2,583,000
Quebec	2	$1.00	$500,000

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction(Canadian $)
United States	15	$0.70	$255,850
Total number of Purchasers	33		
Total dollar value of distribution in all jurisdictions (Canadian $)			$3,758,850

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Global Resource Investments Ltd., 7770 El Camino Real, Carlsbad, CA, USA 92009	Nil	27,827	$0.73	s. 2.3 of NI 45-106	$20,314
Limited Market Dealers Inc., Finch Avenue West, Suite 200, Toronto, Ontario M3J 2T2	Nil	73,041	$0.73	s. 2.3 of NI 45-106	$53,320
Northern Precious Metals Management Inc., 600 de La Gauchetière Street West, Suite 2400, Montreal, Quebec, H3B 4L8	Nil	27,397	$0.73	s. 2.3 of NI 45-106	$19,991
Genuity Capital Markets, 550 Burrard Street, PO Box 16, Vancouver, B.C.	Nil	13,699	$0.73	s. 2.3 of NI 45-106	$10,000
Augen Capital Markets, 120 Adelaide Street, West, Suite 905, Toronto, Ontario M5H 1T1	Nil	54,795	$0.73	s. 2.3 of NI 45-106	$40,000
TOTAL					$143,625

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December 14, 2007**

PARAGON MINERALS CORPORATION
Name of issuer (please print)

MICHAEL J. VANDE GUCHTE
Print name, title and telephone number of person signing

____
Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Leslie Itterman, Manager, Corporate Compliance
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Paragon Minerals Corporation

Listed Company

PARAGON MINERALS CORPORATION ("PGR")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 5, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 3, 2007:

Number of Shares: 2,785,000 flow through shares
1,391,214 non-flow through shares

Purchase Price: $1.00 per flow through share
$0.70 per non-flow through share

Warrants: 695,607 share purchase warrants attached to non-flow through shares to purchase 695,607 shares

Warrant Exercise Price: $1.05 for a two year period

Number of Placees: 33 placees

Finder's Fees: 27,827 shares payable to Global Resource Investment Ltd.
73,014 shares payable to Limited Market Dealer Inc.
27,397 shares payable to Northern Precious Metals Management Inc.
13,699 shares payable to Genuity Capital Markets
54,795 shares payable to Augen Capital Markets

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

TSX-X

Exemption No.: 82-35102

Source MARKET NEWS
Date 12/19/2007
Time 05:36:20 PM

Company Paragon Minerals Corporation
Title Short
Positions on 2007/12/15 7,050

CDNX Symbol: PGR

Press Release

PARAGON MINERALS CORP ("PGR-V;PAONF-0")
- Short Positions on 2007/12/15 7,050 6,550

//st

Date	Net Change	Total Shorted	Last Price	Total Volume	Price Range
2007/12/15	6,550	7,050	0.91*	982,863	0.70 - 0.96
2007/11/30	-1,100	500	0.73	1,161,170	0.64 - 0.95
2007/11/15	-4,400	1,600	0.84	3,190,106	0.84 - 1.25
2007/10/31	6,000	6,000	0.87	5,498,890	0.27 - 0.87
2007/10/15	-2,000	0	0.30	932,931	0.25 - 0.30
2007/09/30	2,000	2,000	0.31*	1,319,413	0.27 - 0.42
2007/09/15		N/A			
2007/08/31		N/A			

* - Indicates that the closing price used is the last non-zero closing price and is not the closing price on the report date.

//et

□20071215SHO+1508+002343□□

END